1271 Avenue of the Americas New York, New York 10020-1401 Tel: +1.212.906.1200 Fax: +1.212.751.4864 www.lw.com

FIRM / AFFILIATE OFFICES
Beijing	Moscow
Boston	Munich
Brussels	New York
Century City	Orange County
Chicago	Paris
Dubai	Riyadh
Düsseldorf	San Diego
Frankfurt	San Francisco
Hamburg	Seoul
Hong Kong	Shanghai
Houston	Silicon Valley
London	Singapore
Los Angeles	Tokyo
Madrid	Washington, D.C.
Milan

May 24, 2021

VIA EDGAR AND HAND DELIVERY

MONDAY.COM LTD. HAS REQUESTED CONFIDENTIAL TREATMENT OF THE REDACTED PORTIONS OF THIS LETTER, WHICH WERE REPLACED WITH THE FOLLOWING PLACEHOLDER “[***]” IN THE LETTER FILED VIA EDGAR, UNDER RULE 83 OF THE SEC’S RULES OF PRACTICE, AND THE COMPANY DELIVERED A COMPLETE UNREDACTED COPY OF THE LETTER TO ITS EXAMINER AT THE DIVISION OF CORPORATION FINANCE.

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:             Lisa Etheredge

Robert Littlepage

Mitchell Austin

Jan Woo

Re:	monday.com Ltd. Registration Statement on Form F-1 (File No.: 333--256182)

Ladies and Gentlemen:

On behalf of monday.com Ltd. (the “Company”), we hereby submit the proposed bona fide price range pursuant to Item 501(b)(3) of Regulation S-K for its initial public offering (the “IPO”). The Company intends to include this price range in a subsequent amendment to the Company’s Registration Statement on Form F-1 (File No. 333-256182) (the “Registration Statement”). The provided terms are a bona fide estimate of the range of the minimum and maximum offering price per share based on current market information. Should the bona fide estimates of these terms change, the figures presented in a subsequent amendment to the Registration Statement may increase, decrease or narrow accordingly.

The Company expects to have a price range of $[***] to $[***] per share for the IPO. Based on the midpoint of the price range set forth above, it is currently anticipated that the Company will sell shares with an aggregate value of approximately $[***] ($[***] inclusive of the 15% over-allotment).

May 24, 2021 Page 2

The Company seeks confirmation from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) Division of Corporation Finance that it may launch its IPO with the price range specified herein and include such price range in a subsequent amendment to the Registration Statement, to be filed with the Commission on or about [***], 2021.

Because of the commercially sensitive nature of the information contained herein, the Company has also submitted a request for confidential treatment of selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commissions’ Rules on Information and Requests, 17 C.F.R. § 200.83.

* * * * * *

Please advise us if we can provide any further information to facilitate your review. Please direct any questions or comments regarding this letter to Joshua G. Kiernan at +44.20.7710.5820.

Very truly yours,

/s/ Joshua G. Kiernan

Joshua G. Kiernan
of LATHAM & WATKINS LLP

cc:          (via email)

Roy Mann, Co-Chief Executive Officer, monday.com Ltd.

Eran Zinmann, Co-Chief Executive Officer, monday.com Ltd.

Eliran Glazer, Chief Financial Officer, monday.com Ltd.

Shiran Nawi, General Counsel, monday.com Ltd.

Marc D. Jaffe, Esq., Latham & Watkins LLP

Ian D. Schuman, Esq., Latham & Watkins LLP

Yossi Vebman, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Ryan J. Dzierniejko, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

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